Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway announces the acquisition of Mendota Insurance Company

    TORONTO, Jan. 24 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway") today announced it has reached a definitive agreement to acquire Mendota Insurance Company ("Mendota"). Mendota is a wholly owned subsidiary of The St. Paul Travelers Companies, Inc. The transaction includes
Mendota's wholly owned subsidiaries, Mendakota Insurance Company and Mendota
Insurance Agency, Inc. The transaction is scheduled to be completed following receipt of regulatory approvals. Terms of the transaction were not disclosed.
It is anticipated that the purchase price will be funded through internal sources, a portion of which may include Kingsway's existing undrawn credit facilities.
    Mendota is the dedicated non-standard automobile insurance operation of
St. Paul Travelers. The company is licensed in 43 states and currently writes business in 20 states through a network of about 6,000 independent agency locations. Mendota is headquartered in St. Paul, Minnesota and in calendar year 2006 wrote approximately $175 million of non-standard automobile premiums.
    "We are extremely pleased with the acquisition of Mendota," said Bill
Star, President and Chief Executive Officer of Kingsway. "This transaction is consistent with our strategy to become a dominant player in the non-standard automobile market in the United States as evidenced by this acquisition and our existing subsidiaries devoted to this line of business. Mendota is a well-run organization and we look forward to the company's continued success and contribution post-closing to the profitability of Kingsway."

    About the Company
    -----------------

    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S..
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    Lincoln General Insurance Company, Universal Casualty Insurance Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and
Kingsway Reinsurance (Bermuda) Ltd. are all rated "A-" (Excellent) by A.M.
Best. Kingsway General and York Fire are rated "B++" (Very Good) and American
Country and U.S. Security are rated "B+" (Very Good) by A.M. Best. The
Company's senior debt is rated investment grade "BBB-"(stable) by Standard and
Poor's and A.M. Best and "BBB" (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto
Stock Exchange and the New York Stock Exchange, under the trading symbol
"KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 629-7888, Fax: (905) 629-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 09:15e 24-JAN-07